UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant: Rush Enterprises, Inc.
2.	Name of Persons Relying on Exemption: Merlin Partners LP Ancora Advisors LLC
3.	Address of Persons Relying on the Exemption: c/o Ancora Advisors LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 441242
4.	Written Materials: Attached hereto as an exhibit is a shareholder letter being sent to shareholders on or around April 16, 2015. This material is being submitted pursuant to Rule 14a-6(g)(1).